July 16, 2013

VIA EMAIL AND MAIL
Michael R. Clampitt, Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:         China Commercial Credit, Inc.
Registration Statement on Form S-1
Submitted June 7, 2013
File No. 333-189186

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 9, 2013, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) submitted on June 27, 2013. A marked version of the proposed Amendment No. 2 to the S-1 (the “Amendment No. 2”) is transmitted herewith reflecting all changes from the previously filed Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Previously we asked you to file all of your response letters, including those submitted with confidentially submitted materials.  While you say in your last response letter that you have done this, we are unable to locate this material.  Please file these letters on the public EDGAR system when you file your next amendment.

The Staff’s comment is duly noted and the previous response letters submitted on February 14, 2013 and April 22, 2013 have been re-filed as correspondence on EDGAR.

The Company
General, page 2

2.
Revise to add clarification to the last sentence of the fourth paragraph indicating 197 loans are over 12 months old. Please disclose, if true, that all of these 197 loans were paid in full prior to 12 months from origination.

In response to the Staff’s comment, we have revised the disclosure on page 2 of Amendment No. 2 to clarify that all of these 197 loans were paid in full and the original term and the renewed term are both no more than 12 months.

Business Strategy, page 2

3.
We note your revision indicating that you may pursue acquisitions with some of the proceeds. Please provide the staff with an analysis under Rule 419 as to why the proceeds should not be escrowed until an acquisition is identified and purchasers offered an investment decision in the acquisition.

Only a small portion of the proceeds from this offering has been set aside for working capital, from which funds may be used for acquisitions, if and when opportunities present themselves. In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 2 to state that we currently do not have any binding agreements, arrangements or understandings with any acquisition target.

4.
Please revise the second paragraph to clarify several details regarding the proceeds to be used as collateral. In this regard, explain what benefit CCC holders will receive by providing collateral for the 12 Wujiang shareholders, e.g., a fee, interest on the loan, etc. In addition, since the 12 equity shareholders in Wujiang have already pledged the entire net income of Wujiang for their interest in CCC, disclose what benefit these shareholders will gain from additional capital investment in Wujiang.

All CCC shareholders benefit by the proceeds of this Offering being used to increase the registered capital of Wujiang Luxiang and thereby increasing the lending and guarantee capacity of the Company. In response to the Staff’s comment, we have included additional disclosure in the second paragraph under the Business Strategy section on page 2 of Amendment No. 2 to clarify this point.

5.
With regard to the disclosure that “in the event the proceeds are not available to the Wujiang shareholders”, revise to explain what events might result in this situation. In addition, revise to add a new subsection for “New Banking Entity” or another similar caption and move this disclosure to that section. In that section add disclosure as to what entity will conduct the proposed new banking business, it regulatory requirements, and other material items, such as but not limited to, how you will obtain these customers, what the lending requirements will be with regard to collateral, due diligence, terms, etc.

In response to the Staff’s comment, we have included additional disclosure in the second paragraph under the Business Strategy section on page 2 of Amendment No. 2.

Corporate Structure, page 4

6.
We note the 16 individuals listed in the table on page 16. In this regard, we note the first 9 are also listed as beneficial owners on page 75 and the 10th person listed on page 6 appears to be the 10th listed on page 75 if there is a misspelling. However, the last 6 individuals listed on page 6 are not listed on page 75. Please advise us as to the individual share holdings of the last 6 entities listed on page 6.

In response to the Staff’s comment, we have corrected the misspelling of the 10th person on page 75.  In addition, as shown on page 74 of Amendment No. 2, the security holdings percentage of each of the last 6 entities are less than 5% and therefor not required to be listed in the beneficial ownership table on page 75.

Capitalization, page 35

7.
We note the revisions made to your tabular presentation of your capitalization table, and other parts of the filing including your financial statements, as a result of comment 12 from our letter dated June 19, 2013.  The number of shares of Series A and Series B preferred stock presented in both your capitalization table and financial statements are different from those disclosed in other parts of the filing, including those on pages 6 and 76. Please tell us and revise to disclose if there were any issuances of preferred stock subsequent to March 31, 2013, and if not, revise to reconcile this inconsistency throughout the filing.

The reason for the different numbers in different sections of the S-1 is due to the additional shares of Series A and Series B preferred stock that were sold after March 31, 2013. On April 1, 2013, CCC sold an additional 100 shares of Series A Preferred Stock to an investor who previously purchased shares of Series A Preferred Stock.  Between April 1, 2013 and May 8, 2013, CCC sold a total of 120 additional shares of Series B Preferred Stock to an aggregate of 9 investors. All of these sales were made on the exact same terms as the prior sales of such series of preferred stock. We have included footnotes in the capitalization table on page 35 of Amendment No. 2 to clarify such disclosures.

8.
As a related matter, in the event there are additional sales of Series A and Series B preferred stock subsequent to March 31, 2013, please tell us and revise to explain in detail the terms of the sale(s) similar to those for prior sales.

The sales of the additional Series A and Series B preferred stock after March 31, 2013 were on the exact same terms as to those prior sales.  We included a footnote in the capitalization table on page 35 of Amendment No. 2 to clarify such fact.

Security Ownership of Certain  Beneficial  Owners …,  page  75

9.
Revise to add a footnote for Regeneration and include therein the name or names of those members holding voting and dispositive powers over the shares. In addition, supplementally provide the staff with the names of all members.

In response to the Staff’s comment, we included the names of the managing members having voting and dispositive power over the shares beneficially owned by Regeneration on page 75 of Amendment No. 2.

10.	With regard to footnote (3), advise the staff if the identities of the five directors to be added are known at the present time.

The names and biographies of the four proposed directors are included in Amendment No. 2 beginning on page 69. We have filed the consent letters with these four directors as Exhibits 10.15 through 10.18 to Amendment No. 2.

Note 18. Capital Transaction, page F-22

11.
We note your response to comment 16 from our letter dated June 19, 2013. Given your disclosure on page 75 that 348,461 shares of your common stock held by Regeneration would be transferred to holders of Series A and Series B preferred, please tell us how the automatic conversion of your Series A and Series B preferred stock would be consummated without a repurchase of founders (Regeneration) shares and subsequent transfer of these common shares to your preferred stockholders.   Please tell us and revise your filing to address the following:

●	Explain how you will account for this transaction in your financial statements.

These shares of common stock will be transferred directly from Regeneration to the holders of preferred stock upon closing of the offering and the outstanding shares of preferred stock will be terminated.  The holders of Series A and Series B preferred stock will not pay any additional consideration upon such conversion and the Company will not issue any additional shares of common stock.  As such, the transaction does not need to be accounted for in the Company’s financial statements.

●
Explain why Regeneration would agree to transfer 348,461 shares of common stock owned and decrease their common stock shares held from 540,000 to 191,539 as noted on page 75. We note from the Form of Series A and Series B Preferred Stock Subscription Agreements filed as Exhibits 10.11 and 10.12 that such a transfer was not a part of the agreement.

Regeneration and CCC previously entered into a letter agreement to clarify that the arrangement to have the common shares being exchanged for the preferred stock to come from the shares owned by Regeneration was always their intent. Such letter is filed as Exhibit 10.14 to Amendment No. 2.  The reason for the direct transfer from Regeneration is to allow the Company to raise money without dilution to existing shareholders. Regeneration is willing to lower its security ownership in CCC to help the Company achieve better capitalization.

●
We note on page 74 that Regeneration may be deemed to be a promoter in addition to disclosure on page 79 that they also have agreed to pay on your behalf fees and expenses in connection with this offering which will be reimbursed upon the consummation of this offering.  Please tell us the fees and expenses paid to Regeneration subsequent to their receipt of 540,000 shares on December 19, 2011 and an understanding of their services rendered.  Please also tell us if there are any other agreements (oral or contractual) to pay Regeneration for services to be performed in the future.

Please ensure that your response and revisions to the filing provide a complete understanding of the transfer of common stock upon the conversion of the Series A and Series B preferred stock and explains your relationship with Regeneration.

In response to the Staff’s comments, please note that no fees or expenses have been paid to Regeneration subsequent to their receipt of 540,000 shares on December 19, 2011. Upon consummation of this offering, Regeneration will be reimbursed for out-of-pocket advances made on behalf of the Company, up to an aggregate amount of $650,000. A copy of Regeneration’s consulting agreement setting forth the services rendered was previously filed as Exhibit 10.9 to Amendment No. 1. There are no other agreements (oral or contractual) to pay Regeneration for services to be performed in the future.

Note 19. Earnings Per Common Share, page F-23

12.
We note your response to comment 14 from our letter dated June 19, 2013 and the revisions made to include earnings per share information. The disclosure of earnings per share on page F-3 appears to be presented on a pre-split basis and does not appear to reflect the 0.7812 to 1 reverse stock split which occurred on May 20, 2013.  Noting that you have included the effect of this reverse stock split in your financial statements for the interim period ended March 31, 2013 as noted on pages F-29 and F-50 please revise to include the effect of this reverse stock split in all your historical financial statements pursuant to ASC 260-10-55-12 and ASC 505-10-S99-4.

We have revised the earnings per share information on page 15, 39 F-3 and F-23 to include the effect of the reverse stock split in all the historical financial statements.

Unaudited Consolidated Financial Statements

Note 2. Restatement of Prior Period Financial Statements, page F-32

13.	We note your response to comment 17 from our letter dated June 19, 2013. Please address the following separately as it relates to each of the errors you have identified:

●
Your current disclosure states that these errors were identified subsequent to the original issuance of your 2012 financial statements but you state in your response that these errors were discovered and corrected during the six months period ended June 30, 2012 and only impacted the three months ended March 31, 2012.  Please reconcile this apparent inconsistency.

The errors below represent those occured for the period ended March 31, 2012. We revised the disclosure on page F-32 to clarify that these errors were identified subsequent to the original issuance of the March 31, 2012 financial statements and prior to the June 30, 2012 financial statements. Therefore, the errors were corrected in the June 30, 2012 financials and all subsequent financial statements. The only reason the restatement issuance of the March 31, 2012 financial statements are included in Amendment No. 2 is because that period is being compared to March 31, 2013.

●	Provide us with a detailed explanation of each error including a comprehensive discussion of how and when they were identified and the periods the errors related to.

The table below summarized each error:

	Three months ended
	March 31, 2012		Difference
	As Restated	As Reported
Consolidated Statements of Income and comprehensive income
Interest and fees on loans	$2,867,021	$3,208,022	$
Net interest income	2,557,238	2,898,239		341,001	(1)
Commissions and fees on financial guarantee services	421,752	470,991
Commissions and fees on guarantee services, net	414,619	463,858		49,239	(2)
NET REVENUE	2,942,081	3,332,321		390,240
Non-interest expense	597,446	621,717		24,271	(3)
Income before income taxes	2,572,142	2,938,111		365,969
Provision for income taxes	614,563	368,192		(246,371	)**
Net income	1,957,579	2,569,919		612,340
Foreign currency translation adjustment	372,437	371,652		(785)
COMPREHENSIVE INCOME	2,330,016	2,941,571		611,555

	Three months ended March 31, 2012
Consolidated Statements of Cash Flows
Net income	$1,957,579	$2,569,919	612,340
Deferred tax expenses	27,211	14,622	(12,589)
Interests receivable	-65,460	-406,461	$(341,001)
Tax receivable, net	-182,756	-416,540	$(233,784)
Unearned income from guarantee services	-123,673	-172,912	$(49,239)

**           The provision for income includes tax adjustment of $220,032 which is the result of change in tax rate due to termination of tax holiday and not an accounting error. The remaining balance of $26,339 was due to income tax effect on  the corrections made for the errors above.

1.	Overstatement of interest income of $341,001

During the preparation of the consolidated financial statements for the six months ended June 30, 2012, the Company performed financial analysis of interest income between the three months ended March 31, 2012 and June 30, 2012. During the analysis, the Company discovered some loans that were paid off early were not properly excluded from calculation of interest income. This alerts the management to recalculate all the interest income manually from the beginning of the year to the three months ended March 31, 2012 and compared it to the reported interest income. The Company corrected the errors in the financial statements for the six months ended June 30, 2012.

2.	Overstatement of commission income of $49,239

The error was discovered during the review process above performed for the six months ended June 30, 2012. The Company noticed certain guarantee services contract started during the six months ended June 30, 2012, was completed prior to its guaranteed period because the borrowers repaid the loans to the third party bank before the loan maturity date. When the Company traced those guarantee services contract to commission income and unearned income, the Company discovered that the commission income on those contracts were not excluded from the calculation of the unearned income account and was being still being amortized. Because of this discovery, the Company performed a recalculation of commission income from the beginning of the year to the three months ended March 31, 2012 to assess the impact on the prior period consolidated financial statements.

3.	Withholding tax of $24,271 recorded as salary expense

During the preparation of the consolidated financial statements for the six months ended June 30, 2012, the Company reviewed the other current liabilities account as of that date and discovered a discrepancy between the salary expense for the six months ended June 30, 2012 and the other current liabilities account, upon further investigation and discovered that, during the three months ended March 31, 2012, the withholding tax of $24,271 on the CEO’s compensation was incorrectly recorded as salary expense.

•
In your response discussing each of the identified errors, please address how you considered the guidance in Staff Accounting Bulletin Topic 1.M and 1.N in reaching a conclusion for each error that the error was both quantitatively and qualitatively not material to the financial statements included in the filing.

The table below summarizes the quantitative impact of the errors for the period ended March 31, 2012:

	As Reported (March 31, 2012)	As Corrected (March 31, 2012)	Increase/ (Decrease) of Net Assets	% of the Balance Sheet	% of Net Income
Net income before tax	2,938,111	2,572,142

Interest receivable, March 31, 2012	$1,076,977	$736,499	$(340,478)	31.66%	11.61%

Unearned income balance, March 31, 2012	$(788,445)	$(837,608)	$(49,163)	6.25%	1.68%

Other current liabilities balance, March 31, 2012	$(440,590)	$(416,354)	$24,236	5.51%	0.83%

Accumulated other comprehensive income	$(4,113,524)	$(4,114,309)	$(785)

The Company considers SAB Topic 1.M ”Materiality”. Individually on a quantitative basis, of the overstatement of interest income of $341,001(with translation adjustment of $523) was 11.61% of net income and 31.66% of interest receivable account. The overstatement of commission income of $49,239 (with translation adjustment of $76) represents 1.68% of net income and 6.25% of the unearned income  account. The overstatement of salary expenses due to withhold tax of $24,271 (with translation adjustment of $35) was 0.83% of net income and 5.51% of other current liabilities account.

As an initial step, the Company considered the “rule of thumb” of 5% as materiality threshold. From Balance Sheet perspective, individually, all the errors were considered material when compared to their respective affected balance sheet accounts balance as they were above the materiality threshold. From Statement of Operation perspective, only the $341,001 was considered material.

Qualitatively, the Company follows the considerations listed in Topic 1.M “Materiality” as follow:

●	“Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

 As explained above, the misstatements were the result of clerical error rather and not from an estimate. The operational misstep has been rectified as of June 30, 2012.

●	Whether the misstatement masks a change in earnings or other trends.

The errors were not to mask a change in earnings or other trends. In addition, the restated amount caused the net income of the Company to decrease by $365,969. This amount is not significant to mask a trend.

●	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Company is in the process of IPO, therefore, there currently is no analysts’ consensus expectation.

●	Whether the misstatement changes a loss into income or vice versa.

The misstatements do not change a loss into income or vice versa.

●	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

N/A. The Company operates in only one segment.

●	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misstatements do not affect the Company’s compliance with regulatory requirements.

●	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The Company does not have loan covenants or other contractual requirement that may be affected by the misstatements.

●	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

The Company’s management compensation is not tied to company financial performance.

●	Whether the misstatement involves concealment of an unlawful transaction.

N/A. The errors are clerical.

The Company also considered SAB Topic 1.N “Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and determined the it does not apply as the errors occurred during the three months ended March 31, 2012 and were corrected in the June 30, 2012 financials and all subsequent financial statements.  There were no prior year misstatements.

Our investors and users of our financial statements measure our operating performance based on the statement of operations and they assess our financial strength based on our consolidated balance sheet. Since the aggregate impact of $365,969 on our consolidated balance sheet represents only 0.60% of our net assets, the management does not believe such magnitude would affect any conclusion a reasonable investor/user may have.  Additionally, there was no cumulative impact on the subsequent periods as the errors were discovered and corrected before the issuance of the consolidated financial statements for the six months ended June 30, 2012.

Based on all of the above, management believes that the errors were not material for any period other than the three months ended March 31, 2012 because it failed the initial quantitative threshold test and therefore the Company restated the related financial statements for that period only. In addition, the nature of the errors that arose during the three months ended March 31, 2012 was one-time only and discovered and corrected during the subsequent review of the six months ended June 30, 2012. As such, management concluded that the errors are immaterial to the consolidated financial statements included in the filing other than for the three months ended March 31, 2012.

****************

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel Esq., at (212) 370-1300.

Very truly yours,
/s/ Mr. Huichun Qin
Mr. Huichun Qin